U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C. 20549

                               FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 (Check One):

           [X] Form 10-K [ ]Form 20-F [ ]Form 11-K []Form 10-Q [ ]Form N-SAR


                       For the Period Ended: March 31, 2003

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                       Part I - Registrant Information

Full Name of Registrant: C.E.C. INDUSTRIES CORP.

Former Name if Applicable: N/A

Address of Principal Executive Office:

3450 E. Russell Road; Las Vegas, Nevada 89120

                    Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or Expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:
(Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                          Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Management, in conjunction with the Company's auditors, is still working to complete the necessary financial reports for the period ended March 31, 2003. As a result, additional time is needed to file the report.

                       Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Brian Dvorak  (702) 214-4253

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             C.E.C. INDUSTRIES CORP.
                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 20, 2003       By:  /s/ Brian Dvorak
                              ---------------------
                             Brian Dvorak, President